UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

75886X 10 8
(CUSIP Number)

Ill Park
President and Chief Executive Officer
Digital Aria Co., Ltd.
22nd FL, Parkview Tower,
248 Jungjail-ro, Bundang-gu,
Seongnam-si, Gyeonggi-do 463-863,
Republic of Korea
 +82-31-786-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75886X 10 8		Page 2 of 5 Pages

1.	Names of Reporting Persons Digital Aria Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,083,333 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,083,333 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,083,333 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5% (2)
14.	Type of Reporting Person CO

(1)  Represents (i) 11,250,000 shares of common stock owned by the Reporting Person; (ii) 8,333,333 shares that the Reporting Person has a contractual obligation to purchase from the Issuer; and (iii) 5,500,000 shares that the Reporting Person has the contractual right to acquire from the Issuer, in each case which purchases could be effected within 60 days from the date hereof.

(2) Based on 81,733,247 shares of common stock outstanding as of March 5, 2014, as represented to the Reporting Person by the RegeneRx Biopharmaceuticals, Inc., adjusted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 75886X 10 8	Page 3 of 5 Pages

Item 1.	Securities and Issuer

This Amendment No. 1 (this “Amendment”) on Schedule 13D is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on March 17, 2014 (the “Original Schedule 13D”) by Digital Aria Co., Ltd. (the “Reporting Person”). This Amendment is triggered by an acquisition of Common Stock from the Issuer, as described in Item 4 below.  The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

The address of the Issuer’s principal executive office is 15245 Shady Grove Road, Suite 470, Rockville, MD 20850.  Information given in response to each Item shall be deemed incorporated by reference in all other Items as applicable.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used to purchase the shares, as described in Item 4 below, was the Reporting Person’s working capital.

Item 4.	Purpose of Transaction

On March 7, 2014, the Reporting Person and the Issuer entered into three agreements, including two licensing agreements for the license of territorial rights to two of the Issuer’s Thymosin Beta 4 (“Tβ4”)-based products candidates, RGN-259 and RGN-137 (collectively, the “License Agreements”).  The third agreement is a Securities Purchase Agreement (the “Securities Purchase Agreement”) under which the Reporting Person agreed to purchase up to $2,350,000 of Common Stock and received an option to purchase an additional $825,000 of Common Stock, over the ensuing eleven months.

Under the License Agreements, the Reporting Person received certain development and commercialization rights for RGN-137 and RGN-259, and the Reporting Person may be required to make milestone payments to the Issuer upon the achievement of certain development milestones, as well as royalty payments with respect to any commercial sales in the licensed territories.  Under License Agreements, the Issuer is eligible to receive aggregate potential milestone payments of up to $3.5 million.

Under the terms of the Securities Purchase Agreement, the Reporting Person committed to purchase $2.35 million of Common Stock for a purchase price of $0.12 per share.  Of the $2.35 million, the Reporting Person agreed to purchase $1.35 million by March 28, 2014 and to purchase $1.0 million by August 31, 2014.  The Reporting Person also received the right to purchase an additional 5.5 million shares of Common Stock at a purchase price of $0.15 per share (for an aggregate potential purchase price of $825,000) until January 31, 2015.  Retention of the licensed rights by the Reporting Person under the License Agreements requires the completion of the committed Common Stock purchases on the above timelines.

On March 28, 2014, in accordance with the terms of the Securities Purchase Agreement, the Reporting Person purchased 11,250,000 shares of Common Stock for an aggregate purchase price of $1.35 million.  The Reporting Person intends to hold the Common Stock of the Issuer acquired on March 28, 2014, as well as any additional shares of Common Stock acquired pursuant to the Securities Purchase Agreement, for investment purposes.

CUSIP No. 75886X 10 8	Page 4 of 5 Pages

Except as indicated above, the Reporting Person does not currently have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. The Reporting Person reserves its right to change its plans and intentions in connection with any of the actions discussed in this Item 4, including, among others, the purchase price and the financing arrangement for the transactions contemplated under the Securities Purchase Agreement. Any action taken by the Reporting Person may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover page of this Amendment and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a)
As of the date hereof, (i) the Reporting Person is the record owner of 11,250,000 shares of the Common Stock and (ii) has the right to acquire an additional 13,833,333 shares of Common Stock pursuant to the Securities Purchase Agreement. As a result, the Reporting Person may be deemed to beneficially own 25,083,333 shares of Common Stock as of the date hereof, representing beneficial ownership of 23.5% of the Issuer’s Common Stock. None of the individuals listed on Schedule I hereto (each a “Listed Individual”) separately beneficially own any shares of Common Stock.

(b)	Of the 25,083,333 shares of Common Stock beneficially owned by the Reporting Person, the Reporting Person has sole voting and dispositive power with respect to all of such shares.

(c)	Except as described herein, neither the Reporting Person nor any Listed Individual has effected any transactions in the Common Stock during the past 60 days.

(d)
No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

       Exhibit 7.01    Securities Purchase Agreement, dated as of March 7, 2014, between RegeneRx Biopharmaceuticals, Inc. and Digital Aria Co., Ltd.

CUSIP No. 75886X 10 8	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    April 1, 2014

Digital Aria, Co, Ltd.

By:	/s/ Ill Park
Name: Ill Park
Title: Chief Executive Officer

SCHEDULE 1

Executive Officers

Ill Park
c/o Digital Aria Co., Ltd.
22nd FL, Parkview Tower,
248 Jungjail-ro, Bundang-gu,
Seongnam-si, Gyeonggi-do 463-863,
Republic of Korea
Principal Occupation: President and Chief Executive Officer of Digital Aria Co., Ltd.

Kyung Bong Lee
c/o Digital Aria Co., Ltd.
22nd FL, Parkview Tower,
248 Jungjail-ro, Bundang-gu,
Seongnam-si, Gyeonggi-do 463-863,
Republic of Korea
Principal Occupation: Managing Director and Chief Financial Officer of Digital Aria Co., Ltd.

Directors

Se Hee Park
Min&C Law Firm
 Daegong-bulding,
126 Teheran-ro,
Kangnam-gu,
Seoul
Republic of Korea
Principal Occupation: Attorney

Bon Joo Koo
Jewon Accounting Corporation
711 Unju-ro, Kangnam-gu,
Seoul
Republic of Korea
Principal Occupation: Auditing Director